RECEIVED
2008 OCT 14 P 12:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

[redacted]

By courier

08005343

Leuven, 8 October 2008

SUPPL

Dear Madam,

Subject: InBev S.A. (formerly Interbrew S.A.) (the "Company") — Information Furnished Pursuant to
Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Brouwerijplein 1, B-3000 Leuven, telephone: +32.16.27.6870, fax: +32.16.50.6870, e-mail: benoit.loore@inbev.com.

Very truly yours,

Benoît Loore
Assistant Corporate Secretary

PROCESSED
OCT 16 2008
THOMSON REUTERS

10/14

Enclosure: press releases

InBev Announces North American Leadership Team of Combined Anheuser-Busch InBev

David A. Peacock Named President of Anheuser-Busch

Luiz Fernando Edmond named Zone President, North America

Joao Castro Neves named Zone President, Latin American North

InBev (Euronext: INB) today announced the appointments of Luiz Fernando Edmond and David A. Peacock to the North American leadership team of Anheuser-Busch InBev, to become effective upon the closing of the combination of Anheuser-Busch Cos. (NYSE:BUD) and InBev.

Upon close of the transaction, Luiz Fernando Edmond will become Zone President North America, and David A. Peacock will become president of Anheuser-Busch. As previously announced, St. Louis will be the North American headquarters for the combined company and the global home of the flagship Budweiser brand. Both executives will be based in St. Louis.

As Zone President North America, Luiz Fernando will oversee all of Anheuser-Busch InBev's operations in the United States and Canada. He currently serves as InBev's Zone President Latin America North and AmBev's Chief Executive Officer, positions that he has held since January 2005. Since joining AmBev in 1990 as a trainee, Luiz Fernando has held various positions in the distribution, commercial and supply departments. Prior to his current role, he was Sales Officer, a position he held from 2002 to 2004. He has an engineering degree from Universidade Federal do Rio de Janeiro.

Luiz Fernando's current position at InBev and AmBev will be filled by Joao Castro Neves, who currently serves as InBev's Zone President Latin America South. The incumbent Zone President for North America, Bernardo Pinto Paiva, will move from Canada to Argentina to become Zone President Latin America South, replacing Joao.

As president of Anheuser-Busch, David Peacock will manage all U.S. operations for the combined company, including the brand management of Budweiser and Bud Light. He will assume this position after having served as Vice President of Marketing of Anheuser-Busch Incorporated and Chief Executive Officer of Wholesaler Equity Development Corp., a wholly-owned subsidiary of Anheuser-Busch Companies Inc. David, a native of St. Louis who began working for Anheuser-Busch in 1992, has held positions in corporate planning, brand management, corporate media and retail sales promotion. He received his bachelor's degree in journalism from Kansas University and his master's in business administration from Washington University.

Commenting on the appointments, Carlos Brito, InBev's Chief Executive Officer, said, *"I'm extremely pleased to announce these two critical appointments to the team that will lead the North American zone of the new Anheuser-Busch InBev. Luiz Fernando has been an integral part of InBev's management team since its inception, and under his leadership our Latin American business has thrived. His strong leadership, international experience and familiarity with our company make him uniquely qualified for this position within Anheuser-Busch InBev."*

Brito continued, "*I have known and respected Dave Peacock for quite some time, and am confident he is the ideal person to lead the Anheuser-Busch US operations going forward as part of Anheuser-Busch InBev. His knowledge of Anheuser-Busch's brands, as well as the people and process behind the brands, will prove invaluable to the successful integration of these two leading global brewers, and I look forward to our continued work together when he assumes his new role.*"

Luiz Fernando said, "*I am excited to take on this role at our company, and look forward to working with Dave to ensure that the integration between these two great companies is as smooth as possible. I have tremendous respect for the Anheuser-Busch brands and the history and heritage behind them, and am eager to work with my colleagues to preserve the quality and leading legacy of these brands in North America.*"

Dave Peacock said, "*Over the past several years, I have witnessed firsthand in the United States how our two companies can work together successfully to the benefit of consumers and wholesalers. Over the last several months, I have spent a significant amount of time with the InBev team, and now feel even more confident that we can work together effectively to create new opportunities for all of our stakeholders. I am proud to take on this new role at our combined company and lead Anheuser-Busch in the United States going forward.*"

InBev and Anheuser-Busch announced a definitive merger agreement on July 13, 2008, which is subject to Anheuser-Busch Cos. and InBev shareholder approvals and review by competition authorities in a number of jurisdictions. InBev shareholders approved the transaction on 29 September.

The appointments are effective upon closure of the transaction, which is expected by yearend 2008.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today, it is the leading global brewer. As a true consumer-centric, sales driven company, InBev manages a carefully segmented portfolio of more than 200 brands. This includes true beer icons with global reach like Stella Artois® and Beck's®, fast growing multicountry brands like Leffe® and Hoegaarden®, and many consumer loved "local champions" like Skol®, Quilmes®, Sibirskaya Korona®, Chernigivske®, Sedrin®, Cass® and Jupiler®. InBev employs close to 89 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2007, InBev realized 14.4 billion euro of revenue. For further information visit www.InBev.com

InBev Contacts:

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
E-mail: marianne.amssoms@inbev.com

Fabio Spina
Vice President Investor Relations
Tel: + 32 16 27 62 43
E-mail: fabio.spina@inbev.com

Steven Lipin/Nina Devlin
Brunswick Group
+1-212-333-3810

Rebecca Shelley/Laura Cummings
Brunswick Group
+44 20 7404 5959

Forward Looking Statements:

Certain statements contained in this press release that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. Forward-looking statements are identified by words or phrases such as "anticipates", "estimates", "projects", "believes", "intends" and similar words and phrases. Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict and outside of the control of the management of InBev and Anheuser-Busch. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements.

Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to, the risk that the businesses of InBev and Anheuser-Busch will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue, synergies and cost savings from the merger may not be fully realized or realized within the expected timeframe and may be lower than expected; operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; the ability to obtain governmental or regulatory approvals of the merger on the proposed terms and schedule; the failure of shareholders of InBev or Anheuser-Busch to approve the merger; local, regional, national and international economic conditions and the impact they may have on InBev and Anheuser-Busch and their customers and InBev and Anheuser-Busch's assessment of that impact; rapid technology developments and changes; containing costs and expenses; governmental and public policy changes; the outcome of pending and future litigation and governmental proceedings; continued availability of financing and financial resources in the amounts, at the time and on the terms required to support future businesses of the combined company.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to InBev or Anheuser-Busch or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Forward-looking statements speak only as of the date on which such statements are made. InBev and Anheuser-Busch undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

IMPORTANT INFORMATION

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Anheuser-Busch by InBev. In connection with the proposed acquisition, InBev and Anheuser-Busch intend to file relevant materials with the SEC, including Anheuser-Busch's proxy statement on Schedule 14A.

INVESTORS OF ANHEUSER-BUSCH ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANHEUSER-BUSCH'S PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain the documents free of charge through the website maintained by the SEC at www.sec.gov, and Anheuser-Busch stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Anheuser-Busch. Such documents are not currently available.

InBev and certain of its directors and executive officers and other persons, and Anheuser-Busch and its directors and certain executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Anheuser-Busch common stock in respect of the proposed transaction. Information regarding InBev's directors and executive officers is available in its Annual Report for the year ended December 31, 2007, available at www.InBev.com/annualreport2007. Information about the directors and executive officers of Anheuser-Busch and their respective interests in Anheuser-Busch by security holdings or otherwise is set forth in its proxy statement relating to the 2008 annual meeting of stockholders, which was filed with the SEC on March 10, 2008. Investors may obtain additional information regarding the interest of the participants by reading the proxy statement regarding the acquisition when it becomes available.

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END